FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0303

December 13, 2010

By EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant
Mark P. Shuman, Legal Branch Chief
Maryse Mills-Apenteng, Special Counsel

Re:	Google Inc.
Form 10-Q for the quarterly period ended September 30, 2010
Filed on October 29, 2010 (“Q3 2010 10-Q”)
Form 10-K for the fiscal year ended December 31, 2009
Filed on February 12, 2010 (“2009 10-K”)
File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 2, 2010, relating to the above referenced filings (the “Filings”).

Confidential Treatment Request

Because of the sensitive nature of the information contained herein and in the Advanced Pricing Agreement (“APA”) between Google and the Internal Revenue Service (the “IRS”), a copy of which has been requested by the Staff pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this submission is accompanied by a request for confidential treatment for this letter and the APA. Google is requesting confidential treatment for this letter and the APA in connection with the Freedom of Information Act (the “FOIA”) and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

All notices and orders regarding the confidential treatment request should be sent to:

Google Inc.

Attention: General Counsel

1600 Amphitheatre Parkway

Mountain View, CA 94043

Phone: (650) 253-4000

Fax: (650) 649-1920

United States Securities and Exchange Commission

December 13, 2010

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0303

In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Google’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

1.	Please consider providing disclosures to explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. You should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail. It appears as though separately discussing the foreign effective income tax rates is important information necessary to understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

We advise the Staff that we disclosed the impact of earnings in foreign jurisdictions, along with how those earnings impact our effective tax rate comparatively to the higher tax rate in the U.S., in the following sections of our Filings: (a) on pages 48 and 54 (under Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)) of the 2009 10-K, and (b) on page 21 (under Note 14 of our Notes to Consolidated Financial Statements) of the Q3 2010 10-Q.

We note that as stated in Item 303(a)(3)(i) of Regulation S-K, a company should “describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.” We respectfully submit that our earnings from our recurring foreign operations were not materially affected by any unusual or infrequent events or transactions, which would necessitate additional disclosures that were not already provided.

We also note that as stated in Section III.B of SEC Release No. 33-8350 that “Disclosure should emphasize material information that is required or promotes understanding . . . and provide investors and other users with material information that is necessary to an understanding of the company’s financial condition and operating performance.” In addition, the disclosures should focus on (a) key indicators of financial condition and operating performance, (b) materiality, (c) material trends and uncertainties, and (d) analysis. We believe that we have met the preceding criteria because our disclosures indicate the risk that our tax rate could fluctuate depending on the geographic distribution of our world-wide earnings.

In addition, we provide in our income tax footnote (see Note 14) the amount of total foreign income before income tax and the amount of benefit that we receive from those earnings as part of our effective tax rate reconciliation.

United States Securities and Exchange Commission

December 13, 2010

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0303

Liquidity and Capital Resources, page 50

2.	Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of investments that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

In response to the Staff’s comment, we respectfully submit that our undistributed earnings from our foreign subsidiaries will be invested indefinitely in those jurisdictions where the undistributed earnings were earned.

We note that as stated in Item 303(a)(1) of Regulation S-K, a company should “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” We believe that it is appropriate not to disclose the potential tax impact to liquidity associated with the repatriation of undistributed earnings of our foreign subsidiaries or the amount of investments currently held by our foreign subsidiaries as we have no intention of distributing any of our cumulative earnings to the parent company in the U.S., and as such, there will be no tax impact. As a result, we respectfully submit that we should not be required to disclose any impact to liquidity as a result of the repatriation of undistributed earnings of our foreign subsidiaries.

3.	We note that you have not included a discussion of the material terms of the Advanced Pricing Agreement entered into with the Internal Revenue Service, though it appears to be a material agreement within the meaning of Item 601(b)(10) of Regulation S-K. Please tell us what consideration you gave to disclosing the material terms of the agreement. In addition, it appears that the agreement should be filed as an exhibit pursuant to Item 601(b)(10). Please file the agreement as an exhibit to the Form 10-K or provide us with a detailed analysis as to why you believe the agreement is not required to be filed. Please provide us supplementally with a copy of the agreement for our review. Refer to Exchange Act Rule 12b-4.

In response to the Staff’s comment, we respectfully provide the following information. The APA with the IRS was entered into in December 2006, and was disclosed in Google’s Annual Report on Form 10-K for the year ended December 31, 2006 (“2006 10-K”). We noted the impact of entering into this APA in several sections of the 2006 10-K, including under MD&A on page 52 and the related income tax footnote (Note 13 of our Notes to Consolidated Financial Statements) on page 94.

In addition, we respectfully submit that the APA need not be filed as an exhibit to our annual reports pursuant to Item 601(b)(10) of Regulation S-K. We recognize that paragraph (b)(10) of Item 601 requires the filing of “every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing….” We believe that an advanced

United States Securities and Exchange Commission

December 13, 2010

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0303

pricing agreement is a type of contract that a registrant like Google would enter into in the ordinary course of its business. Google is multi-national in its operations and is a taxpayer in a number of jurisdictions. Advanced pricing agreements are an ordinary incident of the conduct of a multi-national business and are commonly entered into by multi-national entities to achieve greater certainty and predictability with respect to the U.S. federal income tax consequences of intercompany transfer pricing arrangements.

Paragraph (b)(10)(ii) of Item 601 provides “if a contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls into one or more of the [specified] categories.....” The categories specified in that subparagraph do not include advanced pricing agreements or tax arrangements with local or foreign tax authorities. Subparagraph (B) of the specified items pertains to contracts upon which a registrant’s business is “substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the registrant’s business depends to a material extent.” We do not believe that the APA is the type of commercial arrangement contemplated by subparagraph (B) nor a contract on which Google’s business depends to a substantial extent.

For these reasons, we respectfully submit that no further disclosure is necessary and the APA is not required to be filed as an exhibit.

[CONFIDENTIAL ** ** CONFIDENTIAL]

Consolidated Financial Statements

Note 14. Income Taxes, pages 92

4.	Please explain your consideration of separately disclosing the income before income tax expense for domestic operations in addition to your foreign operations. We refer you to Rule 4-08(h) of Regulation S-K.

In response to the Staff’s comment, we respectfully provide the following information. As discussed in Rule 4-08(h) of Regulation S-X, a disclosure shall be made in the income statement or related footnote related to the “components of income (loss) before income tax expense (benefit) as either domestic or foreign.”

We reported our world-wide income before income tax (“pre-tax earnings”) as part of our Consolidated Statements of Income (see page 62 of our 2009 10-K). In Note 14 of our Notes to Consolidated Financial Statements included in the 2009 10-K (see page 92), we disclosed the amount of pre-tax earnings from foreign operations. The residual amount of the pre-tax earnings, which is calculated by taking the world-wide pre-tax earnings reported on page 62 less the amount of pre-tax earnings disclosed on page 92, is the amount from domestic operations. Please see below the

United States Securities and Exchange Commission

December 13, 2010

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0303

reconciliation between world-wide pre-tax earnings and pre-tax earnings from foreign operations for the last three fiscal years:

Year Ended	World-Wide Pre-Tax Earnings (Page 62)	Pre-Tax Earnings from Foreign Operations (Page 92)	Pre-Tax Earnings from Domestic Operations (Residual)
	(In thousands)
12/31/2007	$5,673,980	$2,466,900	$3,207,080
12/31/2008	$5,853,596	$3,793,700	$2,059,896
12/31/2009	$8,381,189	$4,802,100	$3,579,089

In response to the Staff’s comment, in our future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings, we will separately disclose the pre-tax earnings from both domestic and foreign operations.

5.	We note the caption in your effective income tax rate reconciliation for foreign rate differentials. Please clarify what the foreign rate differential represents in each of the three years presented. As part of your response, explain how the foreign rate differential is determined in each fiscal year and identify the significant components of this item.

We advise the Staff that for each of the three years that the effective tax rate reconciliation is disclosed in our tax footnote, our foreign tax rate differential represents the sum of the following:

•

Impact to the tax rate as a result of earning income, which is taxed at rates different from the U.S. This is calculated by determining the (hypothetical) U.S. liability related to those earnings by taking the total amount of foreign earnings and multiplying it by the statutory tax rate of 35%. We then compare the amount calculated above to the actual amount of foreign taxes accrued, which includes local income taxes, potential withholding taxes, and other franchise or capital taxes. The difference between the two amounts represents the amount of the benefit related to the fact that these profits were earned in the foreign jurisdictions as opposed to in the U.S.

•	Any U.S. tax expense directly related to the foreign earnings that are taxed at a different rate (e.g. Subpart F income).

•	Tax benefits for U.S. foreign tax credits related to any of the items above.

6.	Please clarify why you believe it is not practicable to determine the amount of unrecognized deferred tax liability related to the $12.3 billion in undistributed earnings.

In response to the Staff’s comment, we respectfully provide the following information. We have asserted under ASC 740-30-25-3 (previously APB 23, paragraph 12) that (a) we have overcome the presumption that all undistributed earnings will be transferred to the parent company, and (b) no income

United States Securities and Exchange Commission

December 13, 2010

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0303

taxes should be accrued since our subsidiaries will indefinitely reinvest those earnings. As such, we are not required to accrue the deferred tax liabilities related to these undistributed earnings. It is not practicable to calculate the potential liability as there is a significant amount of uncertainty with respect to the tax impact of the remittance of these earnings due to the fact that dividends received from our foreign subsidiaries could bring additional foreign tax credits, which could ultimately reduce the U.S. tax cost of the dividend. In addition, significant judgment is required to analyze any additional local withholding tax and other indirect tax consequence that may arise due to the distribution of these earnings. We respectfully submit that these reasons make it impracticable to accurately calculate the amount of deferred tax liabilities related to the undistributed earnings, particularly in light of the fact that we have no intention of distributing these unremitted earnings.

* * * * *

United States Securities and Exchange Commission

December 13, 2010

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0303

Google acknowledges that:

•	Google is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	Google may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (tel: (650) 253-5703). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: (650) 240-3928 and (650) 469-0208). Thank you for your assistance.

Very truly yours,

GOOGLE INC.

/S/ MARK FUCHS
Mark Fuchs
Vice President, Finance and
Chief Accountant

cc:	Patrick Pichette
David Drummond
Kent Walker
Donald Harrison
Katherine Stephens